December 21, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-3628
Attn: Mr. H. Roger Schwall

VIA FACSIMILE AND EDGAR

Re:	IAMGOLD Corporation
Form 40-F for the Fiscal Year Ended December 31, 2006
Filed April 3, 2007
File No. 1-31528

Dear Mr. Schwall:

Thank you for your letter dated November 30, 2007 (the “Comment Letter”) regarding IAMGOLD’s 2006 Annual Report on Form 40-F (the “Form 40-F”).

Set forth below is our response to the Comment Letter. For ease of reference, each comment contained in the Comment Letter appears directly above our corresponding response.

Form 40-F for the Fiscal Year Ended December 31, 2006

Audit Committee Financial Expert, page 2

1.
Please disclose whether your audit committee financial expert is independent, as that term is defined in the applicable listing standards. Note that paragraph 8(a)(2) of General Instruction B of Form 40-F requires this disclosure.

Response:  Page 2 of the Form 40-F states that Mr. Freedhoff, the audit committee financial expert, satisfies all of the NYSE audit committee financial expert requirements, which requirements include independence.  In future filings, IAMGOLD will specifically state that its audit committee financial experts are independent pursuant to NYSE listing standards.

Critical Accounting Estimates, page 23

Depreciation, Amortization and Depletion, page 23

2.
You state on page 23 that capitalized underground mine costs “may be amortized over proven and probable mineral reserves and a portion of the mineralized material beyond proven and probable reserves.” Tell us how this amortization policy complies with Canadian and U.S. GAAP.

Response: On page 23, it is mentioned that “An underground mine or open pit mine, where additional proven and probable mineral reserves are likely to be reported over the near to medium term, may be amortized over proven and probable mineral reserves and a portion of the mineralized material beyond proven and probable reserves.” IAMGOLD’S accounting policy, as outlined in note 1 of IAMGOLD’s financial statements is that “Upon commencement of commercial production, all related capital expenditures for any given mining assets are amortized over the estimated economic life using the units-of-production method.”  IAMGOLD defines the economic life of a

Securities and Exchange Commission
December 21, 2007

mine for depreciation purposes as the proven and probable reserves of the mine.  The comments on page 23 refer to the possibility of using mineralized material beyond proven and probable, but by using the word “may”, to indicate that it would be allowed under Canadian GAAP.  However, IAMGOLD has used and continues to use proven and probable reserves for the amortization of its mining assets, in accordance with its policy stated in note 1 to the financial statements.  Therefore IAMGOLD will ensure that in future filings the narrative regarding depreciation, amortization, and depletion on page 23 is consistent with the stated policy in note 1 to the financial statements.

Financial Statements

Notes to Consolidated Financial Statements

Nature of Operations and Significant Accounting Policies, page 7

Revenue recognition, page 7

3.	You state that revenue for niobium is recognized on transfer of the rights and obligations to buyers. Expand your disclosure to state when revenue is recognized relative to physical delivery.

Response:  The transfer of the rights and obligations to buyers is dependent on the terms of each specific contract.  IAMGOLD uses different types of contract terms based on individual customer agreements.  The terms are based on title passing to the customer at the time of shipment or at the time the customer receives the minerals.

In future filings, we will include the following disclosure in connection with the revenue recognition of niobium sales:  “Revenue from the sale of niobium is recognized when legal title (rights and obligations) to the niobium is transferred to the specific customer.”

Mining assets, development and exploration properties, page 8

4.
You state that, upon commencement of commercial production, capital expenditures for mining assets are amortized over the estimated economic life using the units-of-production method. Explain to us how the estimated economic life is determined and how this method complies with Canadian GAAP.

Response: Depending on the economic life of the mine (as determined by proven and probable reserves), certain capital assets may have an economic life less than the life of the mine.  IAMGOLD estimates the expected units of output over its economic useful life for each piece of equipment and this determines the basis for amortization.  The unit of production method is used to approximate a rational and systematic manner of amortizing capital assets based on their use.

Royalty interests, page 8

5.
Please expand your policy to indicate the basis upon which amortization of royalty interests is calculated using the units-of-production method. That is, is the estimated economic life of mines used, or are proven and probably reserves used?

Response: Royalty interests are amortized using the units-of-production method with an estimated economic life of mine corresponding to the property’s reserves and resources for Canadian GAAP.  For US GAAP, only proven and probable reserves are considered.

Securities and Exchange Commission
December 21, 2007

Exploration and Development, page 13

6.
Provide us, as supplemental information, a reasonably detailed analysis of the amounts reported under the caption “Exploration and Development”.  Indicate the extent to which the amounts result from direct exploration or development expenditures by you, allocated purchase price or some other source.  Also, indicate the specific property or project to which the amounts relate.  Indicate the current status of each identified property or project.  Identify any differences in accounts under Canadian and U.S. GAAP.

Response:

The Exploration and Development caption of the notes to the financial statements on page 13 represents the allocated purchase price arising from the preliminary purchase price allocation for the Gallery Gold Limited (“GGL”) and Cambior Inc. (“Cambior”) acquisitions during 2006.  The amounts allocated in the preliminary purchase price allocations are the same under both Canadian and U.S. GAAP.  The specific property or projects to which the amounts relate are as follows:

	Preliminary Fair Value (*) In $US ‘000	Current status of each identified property or project
Properties acquired – GGL
- Tanzania	80,211	In July 2007, a new resource estimate was announced. The decision to formally undertake a prefeasibility study will be made by the end of 2007
- Sukuma	7,911
- Lake Victoria	7,510
- Botswana	950
	96,582
Properties acquired - Cambior
- Doyon	92,600	Amount reclassified in mining assets in 2007(*)
- Sleeping Giant	2,000	Amount reclassified in mining assets in 2007(*)
- Peru	25,987	A prefeasibility study was completed in November 2006. In 2007, a decision was taken to divest of this project.
- France	68,462	IAMGOLD is waiting for a formal response to the application for operating permits.
	189,049

Total	285,631

(*) Exploration and development related to GGL and Cambior were acquired in 2006.  At the end of 2006, IAMGOLD disclosed preliminary allocations of the fair value of the consideration paid to the fair value of the identifiable assets and liabilities purchased.  In the 2007 Annual Report on Form 40-F, following the assistance of external specialists to determine the purchase price allocations, IAMGOLD will disclose the final allocations.

Goodwill, page 13

7.
Tell us your reporting units for purposes of goodwill accounting. Explain to us how these reporting units have been identified. As part of your response, identify the reporting unit in which each of the mine properties described under the section “Description of Business” is included.

Securities and Exchange Commission
December 21, 2007

Response:

Each IAMGOLD reporting unit is a mine or a potential mine.  Reporting units have been identified pursuant to Section 3062 of the CICA handbook which defines a reporting unit as the level of reporting at which goodwill is tested for impairment and is either an operating segment or one level below an operating segment.

Note that the goodwill related to GGL and Cambior was acquired in 2006.  At the end of 2006, IAMGOLD disclosed preliminary allocations of the fair value of the consideration paid to the fair value of the identifiable assets and liabilities purchased.  In the 2007 Annual Report on Form 40-F, following the assistance of external specialists to determine the purchase price allocations, IAMGOLD will disclose the final allocations.

The following are the reporting units as described under the section “Description of Business” and to which Goodwill has been allocated (in connection with the acquisitions of Cambior and GGL):

OPERATING SEGMENTS - REPORTING UNITS (Mine properties and potential mine properties)
Cambior
Suriname – Rosebel (Exploration potential)
Canada - Doyon (Exploration potential)
Canada - Sleeping Giant (Exploration potential)
French Guiana - Camp Caiman (Exploration and development)
Peru - La Arena (Exploration and development)
GGL
Botswana - Mupane (Exploration potential)
Tanzania – Buckreef (Exploration and development)
Tanzania – Lake Victoria (Exploration and development)
Tanzania – Sikuma (Exploration and development)

Reconciliation of Canadian and United States GAAP

8.
We note that your U.S. GAAP reconciliation indicates a difference between Canadian and U.S. GAAP with regard to the amortization of royalty interests, where Canadian GAAP permits basing the units-of-production method upon the estimated mine life, whereas U.S. GAAP requires that it be based upon proven and probably reserves. Tell us why this difference is noted only for your royalty interests. In this regard, we note that your revenue recognition policy and other disclosures indicate that, in addition to royalty revenue, you recognize revenue from gold and niobium sales, and that you record additional earnings from various equity method investments. It is not clear to us whether there is an amortization difference relating to expenses incurred relative to these additional earnings streams. We note that your “Mining assets, development and exploration properties” policy on page 8 seems to indicate that the estimated economic life is used for operations that are separate from royalty interests, which are described thereafter.

Securities and Exchange Commission
December 21, 2007

Response:

As noted previously, only royalty interests are amortized using proven and probable reserves and resources.  All other mining interests are amortized using only proven and probable reserves.  We will ensure that this is clearer in our 2007 filings.

Certifications

9.
Paragraph 6(a)(1) of General Instruction B of Form 40-F requires you to provide the certifications exactly as set forth in Form 40-F. In both certifications that you include as exhibits to this filing, you substitute the word “registrant” for “issuer” in numbered paragraph four.  Ensure that you comply with paragraph 6(a)(1) in all subsequent certifications.

Response:   IAMGOLD confirms that in future filings, the certifications will be corrected as requested.

Closing Comments

We hereby confirm to you IAMGOLD’s acknowledgements of the following matters:

·	IAMGOLD is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	IAMGOLD may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *    *

We believe that this letter responds completely to all of the issues raised in the Comment Letter.  If you have any questions regarding this letter, please feel free to contact me at (416) 360-4742.

Sincerely,

Carol Banducci
Chief Financial Officer